Our ref. 1227/A00-AB0/REL/06

December 20, 2006

Ms. Cecilia D. Blye,

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re : PT Indosat Tbk

        Form 20-F for Fiscal Year Ended December 31, 2005

        Filed June 28, 2006

        File No. 1-13330

Dear Ms Blye,

Thank you very much for your comments to our Annual Report on form 20-F for Fiscal Year Ended December 31, 2005 filed on June 28, 2006. Set forth below are PT Indosat Tbk’s (the “Company”) responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 20-F filed on June 28, 2006.  These comments were contained in the Staff’s comment letter to the Company dated December 12, 2006 (the “Comment Letter”).  A copy of the text of the Staff’s comments is set forth in this letter in italics and the Company’s response to each comment immediately follows the italicized comment.

1.

We note from your website that you offer telecommunications services by which callers in Iran can call Indonesia through a designated INDOSAT Indonesia Direct Access number. The form 20-F does not include any information related to cont acts with Iran. Iran is identified as a state sponsor of terrorism by the US State Department is subject to US economic sanction and export controls. Please describe for us your past, current and any anticipated operations in, and other contacts with Iran, whether through direct or indirect arrangements. Your response should describe any contacts, including any agreements or commercial arrangements you may have with the government of Iran or entities controlled by the government.

Response: … / 2

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Response:

Indosat offers INDOSAT Indonesia Direct Access from Iran, with the access code 999-62-001. This service allows a caller oversees to reach an operator in  Indonesia, to make an operator assisted or reverse charge international telephone call which would be billed in Indonesia.  However since the end of 1998 no traffic has originated from Iran, and no calls have been made from Indonesia to Iran, through this service. We do not expect to continue our INDOSAT Indonesia Direct Access services with Iran in the future.

Indosat also has from time to time operated a direct circuit for international direct dial (“IDD”) and other telephone and data transmission services and has also provided such services by routing calls through third party carriers.  Indosat currently provides such services through a direct circuit which it has operated since 2003.  Since August 28, 1991 Indosat has maintained a bilateral incoming and outgoing traffic agreement with Telecommunication Company of Iran (“TCI”) for IDD services.  Based on publicly available information of TCI, the Company believes that TCI is a state owned enterprise and is controlled by the government of Iran.

2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms including the dollar amounts of any associated revenues, assets and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Response:

From a quantitative perspective, we consider that the business between Indosat and Iran is not material to the average investor. During the year 2003, the total outgoing traffic from Indosat to Iran was 86,955 minutes which represented approximately 0.0439% of our total outgoing traffic volume for 2003, while the total incoming traffic during the same year was 208,184 minutes, which represented approximately 0.0413% of our  total incoming traffic for 2003.

During the year 2004, the total outgoing traffic from Indosat to Iran was 135,485 minutes which represented approximately 0.0734% of our total outgoing traffic

Volume…/ 3

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volume for 2004, while the total incoming traffic from Iran during the same year was 451,424 minutes, which represented approximately 0.0777% of our  total incoming traffic for 2004.

During the year 2005, the total outgoing traffic from Indosat to Iran was 81,826 minutes, which represented approximately 0.0514% of our total outgoing traffic volume for 2005, while the total incoming traffic from Iran during the same year was 360,235 minutes, which represented approximately 0.0506% of our total incoming traffic for 2005.

For the year 2006, up to September 30, 2006, the total outgoing traffic was  93,962 minutes, which represented approximately 0.08757% of our total outgoing traffic, while the total incoming traffic from Iran during the same period was  295,110 minutes, which represented 0.04164% of our total incoming traffic during that period.

During 2003, the net balance for incoming and outgoing call minutes was an amount of SDR 28,711.20 or equivalent to US$ 43,227.58 due to Indosat, which represented approximately 0.00444% of our total revenues for 2003. During 2004, the net balance for incoming and outgoing call minutes was an amount of SDR 22,856.40 or equivalent to US$ 34,412.59 due to Iran, which represented approximately 0.00303% of our total revenues for 2004.

During 2005, the net balance for incoming and outgoing call minutes was an amount of SDR 29,361.08 or equivalent to US$ 44,206.04 due to Indosat, which represented approximately 0.00375% of our total revenues for 2005.  During the period January up to September 30, 2006, the amount due to Indosat was SDR11,159.80 or equivalent to US$ 16,802.19, which constituted approximately 0.00175% of our total revenues for such period.

The above financial figures use the same SDR to US$ conversion rate of 1 SDR = US$ 1.5056 as of December 20, 2006.

From a qualitative perspective, the average investor would not consider Indosat’s business with TCI to be a significant factor affecting his/her decision to invest in Indosat.  Telecommunications between Iran and Indonesia serve the benign purpose  of  fostering  greater  communication  between  persons  in Iran and the

Outside…/ 4

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outside world and are consistent with U.S. policy favoring the maintenance of telecommunications between the United States and Iran.  See 31 C.F.R. § 560.508 (general license authorizing “all transactions of common carriers incident to the receipt or transmission of telecommunications between the United States and Iran”).  Moreover, the provision of such services has generally  resulted  in   net   transfers  in   favor of Indosat and thus does not typically generate revenue for the Telecommunication Company of Iran.  In sum, the services Indosat provides to Iran contribute to an open society and do not generate meaningful revenue in Iran that could be used to finance terrorism or any other improper purpose.

The Company has considered the various state statutes requiring investment managers for public pension funds to report or to divest portfolio holdings in companies doing business in U.S.-designated state sponsors of terrorism, and is aware that other states have introduced or may introduce similar legislation.  In the Company’s view, the levels of business between the Company and Iran do not present a material investment risk for the Company’s security holders.  Moreover, there is no reason to believe that any divestiture by investment managers of state pension funds would have material adverse effects on the company's shareholders.

3. We note the disclosure on page F-35 of your Form 20-F regarding accounts receivable from Korea International Telecommunication and Dacom Corporation each based in Korea. Please confirm for us, if true, that in each instance, by Korea you mean South Korea.

Response:

Both Korea International Telecommunication and Dacom Corporation are Telecommunication companies based in South Korea.

We expect that our explanation has met your expectation.

In closing, the Company acknowledges that

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the Company is responsible for the adequacy and accuracy of the disclosure in its filings ;

• staff comments …/ 5

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

Kaizad B. Heerjee

Deputy President Director

CC:

1.

Mr. Larry Spirgel – Assistant Director, Division of Corporate Finance US-SEC

2.

Mr. Pradib Bhaumik, Attorney Advisor, Division of Corporate Finance US-SEC